SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kinetic Seas Incorporated

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

07831X206

(CUSIP Number)

February 1, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07831X206	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Statement on Schedule 13G (this “Schedule 13G”), such shares and percentage are based on the reporting person’s direct ownership of shares of the issuer’s common stock, par value $0.00001 per share (the “Common Stock”) as of the date of the filing of this Schedule 13G, and 16,737,000 shares of Common Stock outstanding, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2024 (the “Quarterly Report”).

CUSIP No. 07831X206	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on the reporting person’s indirect ownership of shares of Common Stock as of the date of the filing of this Schedule 13G, and 16,737,000 outstanding shares of Common Stock, as disclosed in the Quarterly Report.

CUSIP No. 07831X206	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on the reporting person’s indirect ownership of shares of Common Stock as of the date of the filing of this Schedule 13G, and 16,737,000 outstanding shares of Common Stock, as disclosed in the Quarterly Report.

CUSIP No. 07831X206	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on the reporting person’s indirect ownership of shares of Common Stock as of the date of the filing of this Schedule 13G, and 16,737,000 outstanding shares of Common Stock, as disclosed in the Quarterly Report.

CUSIP No. 07831X206	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Kinetic Seas Incorporated (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 1501 Woodfield Road, Suite 114E, Schaumburg, Illinois 60173.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Brendan O’Neil (“Mr. O’Neil”); and

(iv) Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of the Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this Schedule 13G relates is the Issuer’s common stock, par value $0.00001 per share.

CUSIP No. 07831X206	13G	Page 7 of 10 Pages

Item 2(e). CUSIP Number: 07831X206

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on the shares of Common Stock beneficially owned by each Reporting Person as of the date of this Schedule 13G and 16,737,000 shares of Common Stock outstanding, as reported in the Quarterly Report.

Ionic holds 2,000,000 shares of Common Stock as of the date of this Schedule 13G and also held such number of shares of Common Stock as of February 1, 2024, the date on which the Issuer issued Ionic such shares of Common Stock in connection with a private placement transaction that closed on such date. Based on 31,146,000 outstanding shares of Common Stock as of February 29, 2024, as disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on March 6, 2024, Ionic would have been the beneficial owner of approximately 6.4% of such outstanding shares of Common Stock and was obligated to file a Statement on Schedule 13G under Rule 13d-1(c) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”). On May 14, 2024, the Issuer disclosed in the Form 8-K that an aggregate of 19,250,000 shares of Common Stock were retired. Ionic and each of the other Reporting Persons did not have any influence or control over the Issuer’s decision to retire such shares of Common Stock. As a result, as of May 31, 2024, Ionic became, and currently is, the beneficial owner of over 10% of the outstanding shares of Common Stock, and also became obligated to file an amended Statement on Schedule 13G under Rule 13d-2 promulgated under the Exchange Act. Based on the number of outstanding shares of Common Stock reported in the Quarterly Report, as of the date of this Schedule 13G, Ionic is the beneficial owner of approximately 11.9% of outstanding shares of Common Stock. This Schedule 13G is being filed by each of the Reporting Persons in order to disclose each of the Reporting Person’s beneficial ownership as of February 1, 2024 and as of the date of this Schedule 13G, which have not been previously reported due to an administrative oversight by the Reporting Persons, including without limitation, to reflect the effect of the Issuer’s retirement of an aggregate of 19,250,000 shares of Common Stock on the beneficial ownership of each of the Reporting Persons.

Ionic is the beneficial owner of 2,000,000 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 07831X206	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 07831X206	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 27, 2024	IONIC VENTURES, LLC

	By:	Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 07831X206	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: August 27, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston